NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON
June 5th, 2019

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of EMX Royalty Corporation (the "Corporation") will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on June 5, 2019 at 10:30 a.m. (Pacific Time), for the following purposes:

1.	To receive and consider the Report of the Directors to the Shareholders;

2.	To receive the audited financial statements of the Corporation for the year ended December 31, 2018 together with the auditor’s report thereon;

3.	To set the number of directors for the ensuing year at five;

4.	To elect directors for the ensuing year;

5.	To appoint an auditor of the Corporation for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor;

6.	To ratify and approve the Corporation’s Stock Option Plan; and

7.	To transact such other business as may properly come before the Meeting.

The Board of Directors has fixed April 23, 2019 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders are requested to read the Information Circular and, if unable to attend the meeting in person, to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. Unregistered Shareholders must return their complete VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them.

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed Proxy (or Request for Voting Instructions, a "VIF") and return it as soon as possible. To be valid, all Proxies must be returned to the offices of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the ‘Notice and Access’ provisions of the Canadian securities administrators, the Information Circular is available on the Corporation’s website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials and under the Corporation’s profile on SEDAR at www.sedar.com and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Information Circular (and the audited financial statements and related management’s discussion and analysis for the Corporation’s last financial year and any documents referred to in the Information Circular) and further information on Notice and Access by contacting the Corporation as follows:

e-mail:	telephone:	fax:
lpavle@EMXRoyalty.com	(+1) 604-688-6390	(+1) 604-688-1157
(collect calls accepted)

mail:
Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Requests for paper copies of the Information Circular (and any other related documents) must be received no later than May 17, 2019, in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Pacific Time) on June 3, 2019.

DATED at Vancouver, British Columbia this 24th day of April, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lori Pavle"

Lori Pavle
Corporate Secretary